Exhibit 99.1

AKANDA APPOINTS COOPER TO THE BOARD OF DIRECTORS

London, UK April 25, 2024 –Akanda Corp. (“Akanda” or the “Company”)  (NASDAQ: AKAN), an international medical cannabis company, Akanda Corp. announces the appointment of Christopher Cooper to its board of directors following the resignation of Harvinder Singh as a director.

Mr. Christopher Cooper has over 20 years of extensive business experience in all facets of corporate development, senior management, finance and operations, in both the private and public sectors. His experience includes spearheading growth strategies, financial reporting, quarterly and annual budgets, overseeing corporate administration, while achieving company objectives and maintaining internal cost controls. Mr. Cooper has been a director of several private and public Company’s over the last 20 years. Most recently he was a member of the board of directors of Alpha Lithium Corporation which was acquired by Tecpetrol in October 2023 for approximately CAD$313 million. Mr. Cooper was also a director of Counterpath Corporation, a Nasdaq listed company which was taken over by Alianza, Inc. in March 2021 for USD$25.6 million. He received his Bachelor of Business Administration from Hofstra University and his Master’s in Business Administration from Dowling College in New York.

The board would like to thank Mr. Singh for his time with the Company and wish him well in his future endeavors.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK. Akanda also acquired the right to develop a Canadian farming property in British Columbia, including farming land and related operations and licenses. The Company plans to develop THC and cannabinoid (CBD) facilities at this site.

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Investor Contact

ir@akandacorp.com

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved” and similar expressions and include statements regarding the timing and completion of the proposed offering. Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.